恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

05010702

82-1561

Our Ref.: HASE/TL/HL/04254

15th August, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement:
Privatisation of Henderson China Holdings Limited ("HCHL")
by Henderson Land Development Company Limited (the "Company")
by way of a scheme of arrangement
– Effective Date and Withdrawal of Listing of the Shares

We enclose for your information a copy of the Company's announcement on 12th August, 2005 in relation to the effective date of the privatisation of HCHL and withdrawal of listing of its shares, which is advertised in newspapers today.

Yours faithfully,

PROCESSED
AUG 2 5 2005
THOMSON
FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

South China Morning Post
Published on 15th August, 2005

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 0246)

JOINT ANNOUNCEMENT

PRIVATISATION OF HENDERSON CHINA HOLDINGS LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

(Under Section 99 of the Companies Act 1981 of Bermuda)

EFFECTIVE DATE AND WITHDRAWAL OF LISTING OF THE SHARES

Financial Adviser to Henderson Land Development Company Limited

Morgan Stanley

A copy of the order of the Supreme Court, issued under Section 99 of the Companies Act after the Scheme was sanctioned without modification by the Supreme Court on Friday, 5th August, 2005 (Bermuda time), was delivered to the Registrar of Companies in Bermuda for registration on Friday, 12th August, 2005 (Bermuda time). Accordingly, the Scheme became effective on Friday, 12th August, 2005 (Bermuda time).

The listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 15th August, 2005. Cheques for cash entitlements to the Cancellation Price will be sent on or before Monday, 22nd August, 2005.

INTRODUCTION

Reference is made to the joint announcements dated 19th May, 2005, 3rd June, 2005, 9th June, 2005 and 20th June, 2005 made by HLD and HCHL, the document dated 20th June, 2005 sent by HCHL to the Shareholders in relation to the Proposal (the "Scheme Document") and the joint announcements dated 22nd July, 2005 and 5th August, 2005 made by HLD and HCHL. Terms defined in the Scheme Document have the same meanings when used in this announcement.

EFFECTIVE DATE OF THE SCHEME

The directors of HLD and the directors of HCHL jointly announce that a copy of the order of the Supreme Court, issued under Section 99 of the Companies Act after the Scheme was sanctioned without modification by the Supreme Court on Friday, 5th August, 2005 (Bermuda time), was delivered to the Registrar of Companies in Bermuda for registration on Friday, 12th August, 2005 (Bermuda time). Accordingly, the Scheme became effective on Friday, 12th August, 2005 (Bermuda time).

WITHDRAWAL OF LISTING

The listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 15th August, 2005.

DESPATCH OF CHEQUES FOR CASH ENTITLEMENTS UNDER THE SCHEME

Cheques for cash entitlements to the Cancellation Price will be sent on or before Monday, 22nd August, 2005 to the Scheme Shareholders whose names appear on the Register at 5:00 p.m. on Friday, 12th August, 2005.

By Order of the Board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
Henderson China Holdings Limited
Richard LAW Cho Wa
Company Secretary

Hong Kong, 12th August, 2005

As at the date of this announcement, the board of directors of HLD comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The directors of HLD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCHL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCHL Group) misleading.

As at the date of this announcement, the board of directors of HCHL comprises: (1) executive directors: Lee Ka Kit (Chairman), Lee Shau Kee, Colin Lam Ko Yin, Lee King Yue, Leung Sing, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun and Cheung Fong Ming; (2) non-executive directors: Wong Ying Wai, Kan Fook Yee and Philip Yuen Pak Yiu; and (3) independent non-executive directors: Liang Shangli, Gordon Kwong Che Keung and Leung Yuk Kwong.

The directors of HCHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD Group) misleading.

* *for identification purpose only*